

December 4, 2013

Via E-mail
Xiangdong Zhang, Chief Executive Officer
Shanda Games Limited
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203, People's Republic of China

     Re: Shanda Games Limited
              Form 20-F for the Fiscal Year Ended December 31, 2012
              Filed April 8, 2013
              File No. 001-34454

Dear Mr. Zhang:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Critical Accounting Policies

Revenue Recognition, page 66

1.   We note your disclosure regarding mobile game revenues. Please tell us more about your mobile game arrangements, who the arrangements are with and provide us with a detailed analysis explaining how you account for these revenues. Your response should address the differences between mobile game revenues generated in China versus those generated

> outside of China. As part of your response, please refer to the authoritative guidance you
> relied upon when determining your accounting.

B. Liquidity and Capital Resources

Cash Flows and Working Capital, page 75

2.   We note your disclosure that cash transfers from your PRC subsidiaries to subsidiaries outside of China are subject to PRC government control of currency conversion. Please revise in future filings to disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of the PRC. For entities within China, disclose the amount of cash, by denomination, held by VIEs separately from the amount of cash held by other entities.

Item 18. Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-3

3.   We note your disclosure of related party cost of revenues and accounts receivable. Please clarify whether a portion of your revenue was derived from related parties and if so, what consideration was given to disclosing such revenue separately on the face of your consolidated statements of operations and comprehensive income. Refer to Rule 4-08(k)(1) of Regulation S-X.

Note 2. Principal Accounting Policies

(3) Consolidation, page F-10

4.   ASC 810-10-50-5A.d. requires disclosure of qualitative information about the involvement with the VIE. Please describe, in future filings, the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

5.   We note your disclosure on page F-13 of the total assets of the consolidated VIEs. Please expand your disclose in future filings to present the carrying amounts and classification of the VIEs' assets on a more disaggregated basis. We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief